DLA Piper LLP (US) 1251 Avenue of the Americas, 27th Floor New York, New York 10020-1104 www.dlapiper.com Christopher C. Paci christopher.paci@dlapiper.com T 212.335.4970 F 212.884.8470

CONFIDENTIAL TREATMENT REQUESTED

BY KADMON HOLDINGS, LLC

July 22, 2016

CERTAIN PORTIONS OF THIS LETTER AS FILED VIA EDGAR HAVE BEEN OMITTED AND FILED SEPARATELY WITH THE COMMISSION. CONFIDENTIAL TREATMENT HAS BEEN REQUESTED WITH RESPECT TO THE OMITTED PORTIONS. OMITTED INFORMATION HAS BEEN REPLACED IN THIS LETTER AS FILED VIA EDGAR WITH A PLACEHOLDER IDENTIFIED BY THE MARK “[***].”

VIA COURIER AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Judiciary Plaza
Washington, D.C. 20549
Mail Stop 4720

Attention:                                         Tara Keating Brooks

Re:                             Kadmon Holdings, LLC

Registration Statement on Form S-1

File No. 333-211949

Supplemental Correspondence

Ladies and Gentlemen:

We are submitting this letter on behalf of Kadmon Holdings, LLC (the “Company”) in connection with the review by the staff (the “Staff’) of the United States Securities and Exchange Commission (the “Commission”) of the Company’s Registration Statement on Form S-1 (File No. 333-211949) (the “Registration Statement”).  Because of the commercially sensitive nature of information contained herein, this submission is accompanied by the Company’s request pursuant to Rule 83 of the Commission’s Rules on Information and Requests, 17 C.F.R. § 200.83 and the Freedom of Information Act that the SEC grant confidential treatment to certain information (the “Confidential Information”) contained in this letter.

The purpose of this letter is to respond to an oral comment from the Staff requesting that the Company explain the nature and potential impact of a statement included on the cover page and elsewhere of the prospectus contained in the Registration Statement with respect to indications of interest from certain holders of the Company’s membership interests, namely certain entities affiliated with [***] and/or [***] (the “[***] Investors”), certain entities managed and/or advised by [***] (the “[***] Investors”), certain entities affiliated with [***] (the “[***] Investors”), and certain entities affiliated with [***] and [***] (the “[***] Investors” and together with the [***] Investors, [***] Investors and [***] Investors, the “Holders”), to purchase up to an aggregate of $40 million in shares of common stock in the Company’s initial public offering at the initial public offering price per share.  In response to the Staff’s comment, the Company supplementally advises the Staff as follows herein.

United States Securities and Exchange Commission Re: Kadmon Holdings, LLC July 22, 2016 Page 2	CONFIDENTIAL TREATMENT REQUESTED BY KADMON HOLDINGS, LLC

Nature of Indications of Interest

The Company received non-binding indications of interest from the Holders to participate in the Company’s initial public offering, as currently disclosed in the Registration Statement.

Prior to the time that the Company commenced the road show for the offering in July 2016, the Company was advised by the underwriters for the offering that a demonstration of commitment by existing investors to purchase shares in the initial public offering could enhance the marketing effort for the deal. Such insider participation has been common in several recently completed initial public offerings, particularly in the life sciences sector. The Holders, comprised of institutional, accredited investors, were subsequently approached by the lead underwriter to solicit their indications of interest in the Company’s initial public offering and indicated their interest to participate in the offering. The Company became aware of these indications of interest from the underwriters or directly from the Holders. The amounts proposed by the entities to be invested were as follows:

Investor Name	Maximum Dollar Amount of Interest
[***] Investors	$[***] million
[***] Investors	$[***] million
[***] Investors	$[***] million
[***] Investors	$[***] million

It is important to note that these indications of interest are not binding agreements or commitments to purchase shares of common stock in the offering.  The underwriters may determine to sell more, less or no shares in this offering to any of these Holders, or any of these Holders may determine to purchase more, less or no shares in this offering.

United States Securities and Exchange Commission Re: Kadmon Holdings, LLC July 22, 2016 Page 3	CONFIDENTIAL TREATMENT REQUESTED BY KADMON HOLDINGS, LLC

Impact on Principal Stockholders Table

In the event each Holder acquires the full amount of its respective indication of interest, then, upon consummation of the offering, the [***] Investors and the [***] will each beneficially own greater than 5% of the Company’s outstanding common stock. The remaining Holders beneficially own less than 5% of the Company’s outstanding common stock and will not exceed the 5% ownership threshold if they acquire the full amount of their respective indications of interest.  Of the two Holders who will exceed 5% beneficial ownership, [***], an entity affiliated with the [***], already beneficially owns greater than 5% of the Company’s outstanding common stock and is reflected in the Principal Stockholders table in the prospectus included in the Registration Statement. Its beneficial holdings will increase by approximately [***]% to [***]%, after giving effect to the purchase in the offering.  The [***] Investors, not currently listed in the Principal Stockholders table in the prospectus included in the Registration Statement, will increase its holdings to approximately [***]%, after giving effect to the purchase in the offering.  Each of these Holders exceeding 5% beneficial ownership will become subject to applicable reporting obligations, including those pursuant to Sections 13(d) and 13(g), under the Securities Exchange Act of 1934, as amended.

Please direct your questions or comments regarding this letter to the undersigned by telephone to (212) 335-4970 or by email to christopher.paci@dlapiper.com. Thank you.

Respectfully submitted,

DLA Piper LLP (US)

Christopher C. Paci
Partner

Enclosures

cc:                                Harlan W. Waksal, M.D., Kadmon Holdings, LLC

Konstantin Poukalov, Kadmon Holdings, LLC

Steven N. Gordon, Esq., Kadmon Holdings, LLC

David C. Schwartz, Esq., DLA Piper LLP (US)

Peter N. Handrinos, Esq., Latham & Watkins LLP